February 3, 2009

Ms. Christine M. Walkup
Variable Products Security Counsel
Nationwide Life and Annuity Insurance Company
One Nationwide Plaza, 1-09-V3
Columbus, Ohio 43215-2220

     Re: Nationwide VLI Separate Account 7: Initial Registration
                    Form N-6 Filing (SEC Nos. 333-156020 & 811-21610)

Dear Ms. Walkup:

    The Staff has reviewed the above-referenced initial registration statement, which the Commission received on December 9, 2008. Based on our review, we have the following comments. Page references are to the pages in the courtesy copy provided to the staff, and Item references are to the Item numbers set forth in Form N-6.

1. ***Summary: Policy Benefits (pp. 1-2).***
a. ***"In Force."*** The death benefit synopsis and the last bullet point under "Access to Cash Value" describe critical contract benefits that are available "while the policy is In Force." Please supplement the summary with additional disclosure clarifying the In Force reference. Specifically, describe when the death benefit is payable and when the policy may be surrendered for Cash Surrender Value. In addition, please revise the glossary definition of "In Force" so it explains how insurance coverage effectiveness is determined and identifies the variables upon which it is based.

b. ***Continuation of Coverage is Guaranteed.*** The term "Death Benefit Guarantee Premium" is defined in the glossary, but "Initial Death Benefit Guarantee Premium" is not. Please define this term or un-capitalize the word "initial."

2. ***Fee Tables: Format (pp. 4-7).*** Please present maximum, minimum, representative, and current charges as separate rows within a single Amount Deducted column per the Form N-6 presentation of the Cost of Insurance charge in the Item 3 Periodic Charge Table. For contracts like your original template product (SEC No. 333-146650) the side-by-side format is useful because multiple contract charges differ for contracts purchased with and without a particular rider. In that instance, the Staff felt the two column presentation of Amounts Deducted helped the reader better understand the rider cost by fostering comparison of each charge with it and without it. Here, the side-by-side format serves no useful function because each rider has a corresponding, independent charge and has no affect on any other contract charges. Therefore, there is no need to complicate the presentation by deviating from the prescribed N-6 table format.

3. ***Fee Table Footnotes: Terms of Art (p. 10).*** Please clarify the reference to Table Z in Footnote 4. In Footnote 7, please define "rate class multiples" or substitute commonly understood language for this term of art.

4. *Policy Investment Options: Fund-of-Funds Footnote*◈ *(p. 10).* Please revise Footnote ◈ per the December 19, 2008, oral Staff comment on the identical language in SEC No. 333-151990. Specifically, please make explicit the possibility that a contractowner will pay higher charges than for a traditional fund because he bears a proportionate share of the expenses of both the fund-of-funds and the underlying funds in which it invests.

5. *Policy Owner and Beneficiaries (p. 13).* As indicated in Comment 1, above, please clarify the references to contractowner and beneficiary rights dependent on a policy's "In Force" status. Specifically, please add disclosure indicating the actions or circumstances that affect insurance coverage and, in turn, "In Force" status. The revised disclosure should provide a reader with a practical understanding of the various factors that impact his insurance coverage including transfers, premium payments, withdrawals and other transactions under the contract. This comment also applies to the "In Force" reference under "Assigning the Policy" on page 16.

6. *Insurance Coverage (p. 14).* Please identify the circumstances in which Lapse will not terminate insurance coverage or rewrite the last sentence as a definitive statement.

7. *Changing the Amount of Insurance Coverage (p. 15).* Please explain when an additional Underwriting and Distribution Charge will apply or supply a cross-reference to the relevant disclosure providing this information.

8. *Surrender Charges (pp. 17-18; SAI p. 3).* Please indicate that an example of the surrender charge calculation can be found in the SAI. In addition, please rewrite the corresponding SAI disclosure so it can be understood by the average investor. Rule 421. For example, the Staff does not understand how to apply the variable identified as "minimum ($40, NLP)." Similarly, the Staff does not understand how Nationwide gets from the narrative equation in Step 2 of the example to the numeric equivalent presented immediately below it. In redrafting this section, please consider selecting a draftsmen without an accounting or actuarial background.

9. *Underwriting and Distribution Charge (p. 19).* Please clarify the statement that the maximum guaranteed charge "is obtained for *both* Insureds." (Emphasis added.) Is the actual charge the sum of separately calculated charges for each insured? If so, please state this directly.

10. *Policy Split Option Rider (pp. 22-23).* Please clarify the meaning of the phrase "two *permanent* individual life insurance policies." (Emphasis added.) The Staff is also puzzled by the requirement that "there must have been in effect, for the preceding year, a final divorce, dissolution or annulment from a court of competent jurisdiction." Please explain how this requirement works. For example, how does it apply to situations in which separation and final disposition of marital property (including jointly held life insurance) is a prerequisite to court ordered termination of the marital relationship? Is it possible to pay for the rider and receive no benefit because the policy is terminated pursuant to a divorce? The reference to the Insured's underwriting class in paragraph 3 is not clear. Is it referring to the insured's underwriting class under the *old* policy? The disclosure should include an explicit statement indicating whether insureds must present current evidence of insurability to exercise this option. Finally, state whether this rider must be elected at issue or may be elected at any time.

11. *No Charge Four Year Term Insurance Rider (p. 24).* Please delete the statement, "any charge we assess for this Rider will terminate effective on the next monthly anniversary from the Policy date." This rider appears to be offered free of charge.

12. Four Year Term Insurance Rider (p. 24). Please provide clear disclosure explaining the difference between this rider and the No Charge Four Year Term Insurance Rider. Is this rider only available on contracts that are not eligible for the free version on the Policy Date? If a contract is issued with the free version but fails one of the qualification standards sometime during the 4-year term (*e.g.,* a face amount increase that bumps the Total Specified Amount over $3,600,000), can the contractowners then elect to pay for the other version? If so, when does the 4-year term begin to run on the paid version? Please clarify with additional disclosure as needed.

13. "Death Benefit Guarantee Premium Amount" Definition (p. 53). Please rewrite this definition in plain English. Rule 421.

14. Other Required Disclosure, Exhibits, and Representations.
Any exhibits, financial statements and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their responsibilities. In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter filed as EDGAR correspondence associated with the initial registration statement. The letter should include the acknowledgements requested in the final comment above and an explanation of how Registrant has revised the disclosure to satisfy each of our comments. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request the acceleration of the effective date of the registration statement. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions about these comments, you are welcome to call me at (202) 551-6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-4644.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products